

August 20, 2012

<u>Via E-Mail</u>
Patrick Goepel
Chief Executive Officer
Asure Software, Inc.
110 Wild Basin Road, Suite 100
Austin, Texas 78746

> **Re:** **Asure Software, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 25, 2012**
> **File No. 333-182828**

Dear Mr. Goepel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We refer to your acquisition of Meeting Maker – United States, Inc., disclosed in your Form 8-K filed July 6, 2012. This acquisition appears significant under the investment test set forth in Rule 8-04(b)(1) of Regulation S-X at the greater-than-50% level. Accordingly, please provide the financial information called for by Rules 8-04(c) and 8-05 of Regulation S-X prior to the requested effective date of the registration statement; or advise.

<u>Incorporation of Documents by Reference, page 16</u>

2. It appears you should expressly incorporate by reference your Form 8-K filed March 12, 2012, and any other reports not already listed that were required to be filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your fiscal year 2011. Refer to Item 12(a)(2) of Form S-3 and revise accordingly.

<u>Exhibit 5.1</u>

3. We note that the legality opinion is limited to the laws of the State of Minnesota and the federal laws of the United States. Please have counsel provide a revised opinion that is given under the Delaware General Corporation Law, since the company is a Delaware corporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or, in her absence, me at (202) 551-3462 with any other questions. If you thereafter have questions, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Jeffrey C. Robbins
        Messerli & Kramer P.A.